UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 19, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Trade Wind
Communications TWC.V

Media Release 18 September 2002

Flexemessaging's EMdirect™electronic invoicing solution to help drive Budget Rent A Car customers' dollar further

SYDNEY, AUSTRALIA - Trade Wind Communications Limited ("TWC") (TSE:TWC.V) announced today that Budget Rent A Car Australia, has selected its Flexemessaging EMdirect™ application, an automated electronic billing service that radically reduces the time and cost of invoicing.

Budget Australia is a leading supplier of meticulously maintained rental cars, 4WDs, and minibuses as well as managing Australia's largest fleet of trucks and commercial vehicles. With a core base of more than 8000 corporate customers nationwide, the company sends out anything between 6000 - 8000 invoices a month using traditional paper and postage methods.

Through the Flexemessaging EMdirect application, organisations can deliver financial documents immediately through a variety of channels including fax, email and Short Message Service (SMS), as well as through traditional postal delivery - giving Budget's end customers unprecedented choice and flexibility, and drastically reducing the costs and resources involved in invoicing. The payment process is also streamlined, positively impacting on the company's bottom line and improving cash flow.

Mr Lance Robertson, Director, National Sales and Marketing, for Budget said many customers have been asking for electronic invoicing and Budget was keen to accommodate them.

"Through the EMdirect offering, we are aiming for a 50 per cent conversion rate to electronic billing in the next six months," he said.

"In fact, the benefits go both ways - invoices/statements can be received in minutes as opposed to days, enabling quicker payment cycles; document management is easier; and we continue stepping towards the vision of the paperless office."

Using the EMdirect application, customers who receive an electronic invoice can click directly onto an electronic funds transfer site to arrange payment. For those who prefer to pay by cheque, they can quickly and conveniently print off a remittance advice to attach to the cheque.

"The EMdirect application not only takes care of our individual customer requirements, but provides us with a full end-to-end solution encompassing both electronic and surface mail," said Robertson.

Mr Mal Hemmerling, the newly appointed Chief Executive Officer of Trade Wind Communications (TWC) said the efficiency and cost improvements made through TWC's established technology and applications were delivering positive results for those companies reviewing their traditional approach to invoicing and other essential mail requirements.

"The international research organisation, Gartner, stated earlier this year that 70 per cent of corporate customers would move to electronic communications by 2004.

"Budget Rent A Car adds to the list of high profile companies using our EMdirect application.

"The inroads our Australian company continues to make with this application demonstrates that our FLEXML technology platform is flexible enough to meet the needs of any corporation making the move from traditional surface mail to electronic communications.

"In fact, it is our commitment to the delivery of quality service and modern business solutions to our customers that continues to drive end user adoption, enabling us to maintain our momentum and extend our lead in electronic messaging now and well into the future."

For the Board of Directors

/s/ Nick Bird

Nick Bird
Chairman
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSE:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc. The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX/TSE in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets. For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Web sites: www.flexemessaging.com.au
www.tradewind.com.au
www.tradecentre.com.au

About Budget Rent A Car Australia

Today the Budget Rent A Car system consists of over 825 airport locations around the world, as well as over 2,400 downtown, suburban and country full car and truck rental locations worldwide. Budget Rent A Car is the world's third largest vehicle rental system, with over 3,200 locations in more than 1,200 countries and territories, an average combined worldwide fleet of 233,000 vehicles, approximately 25,000 team members and one of the most comprehensive programs of products and services in the industry. Budget Rent A Car is the market leader in many countries including Canada, the Caribbean, Latin America, Asia Pacific and the Middle East. Budget Rent A Car began operating in Australia in 1965; during the 70s and 80s under Bob Ansett's leadership, Budget became one of Australia's largest car and truck rental companies. In 1992 Budget became a subsidiary of the Budget Corporation. The company today operates in Australia under a franchise management company that is a wholly owned subsidiary of Budget Group Inc. Systems Licensees operate from over 240 locations covering every state. Budget is the market leader nationwide for truck rentals. Budget's quality fleet and constantly growing and new locations are being added regularly. Few corporate logos are more familiar to travelers than the orange, blue and white Budget Rent A Car logo, symbolising the disappearing road.

TRADE WIND COMMUNICATIONS TWC.V

Media Release Tuesday, September 17, 2002

The Board of Trade Wind Communications Ltd (TWC.V) announces appointment of Dr. Mal Hemmerling as the new CEO

The Board of Directors is pleased to announce the appointment of Dr. Mal Hemmerling as CEO and Director of Trade Wind Communications Limited.

Mal Hemmerling is well known in Australian and International circles as a result of his successes as CEO for The Sydney Organising Committee for the Olympic Games until 1997 and as the CEO for the Australian Formula One Grand Prix in South Australia . He has also managed other organisations in both government and non-government sectors and currently holds directorships in a number of organisations.

Mal has agreed to head TWC and drive new business opportunities through its technology based business applications and the expansion of its existing services.

Nick Bird, Chairman of Trade Wind Communications Limited, said "We welcome Mal to TWC and are fortunate to have someone of his caliber, experience and strong sales and marketing expertise joining the Company. He will provide additional strength to the management team as we move into the growth and internationalization phase of our messaging technology platform FlexML"

"I am very pleased to be part of the TWC team. I am excited by the opportunities presented by its practical approach to the use of technology and the applications it has developed to generate real savings and efficiency improvements for companies that use TWC's services and applications. " said Mal Hemmerling. "I am also proud to be part of an Australian company that has developed into a market leader in its field through locally developed technology and applications. I look forward to further expanding TWC into local and international markets."

Mal Hemmerling takes up his position immediately.

As part of his compensation package the Company proposes to issue Dr Hemmerling two million options vesting in tranches over 3 years, with exercise prices of Cdn$0.35 in respect of the options vested in year 1, Cdn$0.45 in respect of the options vested in year 2 and $0.55 in respect of the options vested in year 3. Issuances of the options remains subject to acceptance by the TSX Venture Exchange and shareholder approval.

For the Board of Directors
/s/ Nick Bird
Chairman
Trade Wind Communications Limited

 This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSE:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX/TSE in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: http://www.flexemessaging.com.au
http://www.tradewind.com.au
http://www.tradecentre.com.au

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2. Date of Material Change

State the date of the material change:

September 17, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

September 17, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces the appointment of Dr. Mal Hemmerling as the new Chief Executive Officer and a Director of the Company.

As part of the compensation package the Company proposes to issue Dr. Hemmerling 2,000,000 options vesting in tranches over 3 years, with exercise prices of Cdn$0.35 in respect of the options vested in year 1, Cdn$0.45 in respect of the options vested in year 2 and $0.55 in respect of the options vested in year 3.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chairman
(61 2) 9250-2222

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 18th day of September, 2002.

/s/ Nick Bird
Nick Bird,
Chairman

Schedule "A"

TRADE WIND COMMUNICATIONS TWC.V

Media Release Tuesday, September 17, 2002

The Board of Trade Wind Communications Ltd (TWC.V) announces appointment of Dr. Mal Hemmerling as the new CEO

The Board of Directors is pleased to announce the appointment of Dr. Mal Hemmerling as CEO and Director of Trade Wind Communications Limited.

Mal Hemmerling is well known in Australian and International circles as a result of his successes as CEO for The Sydney Organising Committee for the Olympic Games until 1997 and as the CEO for the Australian Formula One Grand Prix in South Australia . He has also managed other organisations in both government and non-government sectors and currently holds directorships in a number of organisations.

Mal has agreed to head TWC and drive new business opportunities through its technology based business applications and the expansion of its existing services.

Nick Bird, Chairman of Trade Wind Communications Limited, said "We welcome Mal to TWC and are fortunate to have someone of his caliber, experience and strong sales and marketing expertise joining the Company. He will provide additional strength to the management team as we move into the growth and internationalization phase of our messaging technology platform FlexML"

"I am very pleased to be part of the TWC team. I am excited by the opportunities presented by its practical approach to the use of technology and the applications it has developed to generate real savings and efficiency improvements for companies that use TWC's services and applications. " said Mal Hemmerling. "I am also proud to be part of an Australian company that has developed into a market leader in its field through locally developed technology and applications. I look forward to further expanding TWC into local and international markets."

Mal Hemmerling takes up his position immediately.

As part of his compensation package the Company proposes to issue Dr Hemmerling two million options vesting in tranches over 3 years, with exercise prices of Cdn$0.35 in respect of the options vested in year 1, Cdn$0.45 in respect of the options vested in year 2 and $0.55 in respect of the options vested in year 3. Issuances of the options remains subject to acceptance by the TSX Venture Exchange and shareholder approval.

For the Board of Directors
/s/ Nick Bird
Chairman
Trade Wind Communications Limited

 This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSE:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX/TSE in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: http://www.flexemessaging.com.au
http://www.tradewind.com.au
http://www.tradecentre.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  September 18, 2002

/s/ Nick Bird

Nick Bird, President